Amended and Restated Appendix B to Sub-Advisory Agreement Between North Square Investments, LLC and Red Cedar Investment Management, LLC

North Square Investments, LLC (“Adviser”) has entered into a Sub-Advisory Agreement (“Agreement”), as amended effective January 11, 2022, with Red Cedar Investment Management, LLC (“Sub-Adviser”).
Under the Agreement Sub-Adviser is sub-advising two mutual funds which are part of the North Square Investments Trust as reflected on Appendix A to the Agreement.
Appendix B to the Agreement sets forth the amounts of sub-advisory fees paid by Adviser to Sub-Adviser with respect to each of the two mutual funds and the parties desire to amend and restate Appendix B (“Amendment”) as set forth in the attached Amended and Restated Appendix B (“Amended Appendix B”) as follows:
NOW, THEREFORE, for and inconsideration of the mutual covenants and agreements contained in the Agreement and this Amendment, the Adviser and the Sub-Adviser hereby agree as follows:
1.Appendix B to the Agreement is hereby amended and restated to read as set forth on Appendix B attached to this Amendment.

2.In all other respects the Agreement remains in full force and effect without change.

Acknowledged by:

North Square Investments, LLC    Red Cedar Investment Management, LLC

By: /s/ Alan Molotsky             By: /s/ John Cassady III
Printed Name: Alan Molotsky            Printed Name: John Cassady III CFA
Its: Secretary and Treasurer            It's Chief Executive Officer
Date: July 7, 2022            Date July 7, 2022

APPENDIX B
Trust Board
Fund                                Sub-Advisory Fee    Approval Date
North Square Strategic Income Fund                0.35%            12/17/2019
North Square Preferred and Income Securities Fund        0.375%        10/27/2021

The daily net assets of each applicable Fund shall be calculated in the same manner as described in the Fund’s prospectus. The Sub-Advisor began sub-advising the North Square Preferred and Income Securities Fund on January 11, 2022.